SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 11-K

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(MARK ONE)

X Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000

__ Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ______ to ______.

THE STANDARD REGISTER COMPANY

EMPLOYEE SAVINGS PLAN

(Full title of the plan)

THE STANDARD REGISTER COMPANY

(Name of issuer of the securities held pursuant to the plan)

600 Albany Street, Dayton, Ohio 45408

(Address of principal executive office)

THE STANDARD REGISTER

EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2000

THE STANDARD REGISTER

EMPLOYEE SAVINGS PLAN

INDEX

DECEMBER 31, 2000

Independent Auditor's Report	1
Statement of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to the Financial Statements	4-6
Independent Auditors' Report on Supplemental Information	7
Supplemental Schedules
Schedule of Assets Held for Investment Purposes	8-9
Schedule of Reportable Transactions	10-11

INDEPENDENT AUDITORS' REPORT

The Standard Register Employee Savings Plan

Dayton, Ohio

We have audited the accompanying statement of net assets available for benefits of the Standard Register Employee Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

June 8, 2001

Dayton, Ohio

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2000	1999

ASSETS

Participant directed investments, at fair value
T. Rowe Price Associates, Inc. mutual funds	204,424,403	202,462,207
Standard Register Company common stock	1,201,437	579,776
Participant loans	4,581,016	4,416,930
	210,206,856	207,458,913

Employer contribution receivable	-	1,259,062
Cash	-	900

Total assets	210,206,856	208,718,875

LIABILITIES
Excess contributions payable	758,244	509,063

NET ASSETS AVAILABLE FOR BENEFITS	209,448,612 ==========	208,209,812 ==========

The accompanying notes are an integral part of the financial statements.

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2000	1999

ADDITIONS
Investment income
Net appreciation in fair value of investments	-	17,756,210
Interest and dividends	13,277,984	11,054,219
	13,277,984	28,810,429

Contributions
Participant	20,677,984	19,080,327
Employer	2,925,071	1,259,062
	23,603,055	20,339,389

Other
Transfer from other plan	-	863,853

Total additions	36,881,039	50,013,671

DEDUCTIONS
Net depreciation in fair value of investments	14,837,207	-
Benefits paid directly to participants	20,653,356	23,826,291
Administrative fees	22,650	11,700
Miscellaneous	129,026	27,131
Total deductions	35,642,239	23,865,122

Net increase	1,238,800	26,148,549

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	208,209,812	182,061,263

End of year	209,448,612 ==========	208,209,812 ==========

The accompanying notes are an integral part of the financial statements.

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000

NOTE 1 - DESCRIPTION OF PLAN

The following description of The Standard Register Employee Savings Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established to provide participating employees of The Standard Register Company (Company) with the opportunity to plan a savings program for long-term financial security.

All full-time employees are eligible to participate in the savings plan. Contributions to the Plan are made by both employer and participant within limitations stipulated in section 401(k) of the Internal Revenue Code.

Employer Contributions

Beginning January 1, 2000, the Plan was amended to allow an employer match of 50% (up to 6% of pay) of each dollar contributed for participants who elected the Pension Equity Plan formula for benefits under the Stanreco Retirement Plan. Participants were also given the option of contributing between 1% and 21% of their eligible annual compensation. In addition, effective April 1, 2000, the Plan's sponsor began making matching contributions at the end of each pay period.

During 1999, the Standard Register Company provided a 10% matching contribution on the first six percent of the participant's pay contributed during the year. This contribution was computed and paid to the Plan after the end of each calendar year.

Participant Contributions

Participants may elect to redirect a portion of their compensation during each pay period in any amount not less than 1% (2% in 1999) nor more than 21% (19% in 1999) of their compensation during each pay period. Notwithstanding the above, employees who were highly compensated employees for the prior plan year, or who are expected to be highly compensated employees for the current plan year, shall be permitted to redirect a maximum of ten percent of their compensation during each pay period into the fund.

Participant Loans

An active participant may obtain a loan by direct application with the Trustee. A loan may be the maximum of $50,000 or 40% of the participant's nonforfeitable individual account balance, whichever is lower. The minimum loan amount shall be $1,000. If the loan is to be used to acquire the participant's principal residence, then the minimum loan amount is $10,000. The maximum loan term is four years, nine months for regular loans and 15 years for principal residence loans. The minimum term for all loans is one year.

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Non-discrimination Tests

There is a limit placed on the percent of compensation deferred by those participants found in the highest paid one-third of all eligible employees. The Company compares the deferral percentages against several tests as prescribed by law. If the tests are not met, the Company reduces the contribution percentage of the group comprising the highest paid one-third of all participants until the tests are met. If, at the end of the year, the tests are still not met, the Company reclassifies the amount of salary redirection made by the participants in this top one-third group. The Company then moves the necessary amount of pre-taxed money out of the salary redirection account, subjects this amount to taxability and refunds such excess to the participant. Excess contributions at December 31, 2000 and 1999 amounted to $758,244 and $509,063, respectively.

If a participant terminates or retires, the participant's non-vested portion of the Company match is used to reduce future Company contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the values reported for investments at the date of the financial statements, and related investment income during the reported period. Actual results could differ from these estimates.

Plan Trustee

Investments are held by T. Rowe Price Trust Company, the Plan's trustee.

Administrative Expenses

Substantially all administrative expenses are paid by the Plan's sponsor.

NOTE 3 - INVESTMENTS

The T. Rowe Price Mutual Funds and Standard Register Company Common Stock are stated at fair value by the market values of the underlying securities. Participant loans are stated at cost, which approximates fair value.

During 2000 and 1999, the Plan's investments (including investments bought, sold and held during the year) (depreciated) appreciated in value by a net ($14,837,207) and $17,756,210, respectively, as follows:

	2000	1999

T. Rowe Price Associates, Inc. mutual funds	$(14,686,177)	$ 17,773,891
Standard Register Company common stock	(151,030)	(17,681)
Total	$(14,837,207) ==========	$ 17,756,210 ==========

NOTE 4 - PLAN TERMINATION

The Company expects to continue the Plan indefinitely, but continuance is not assumed as a contractual obligation and the Company reserves the right at any time by action of its Board of Directors to terminate the Plan. The allocation and distribution of contributions would be in accordance with the approved plan agreement.

NOTE 5 - INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(b) of the Internal Revenue Code and therefore, is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualification. The Plan's sponsor is not aware of any action or event that has occurred that might affect the Plan's qualified status.

The Plan obtained its latest determination letter on August 17, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan's financial statements.

NOTE 6 - CONCENTRATIONS OF INVESTMENT RISK

Financial instruments that potentially subject the plan to significant concentrations of risk consist primarily of mutual funds and common stock. These investments are subject to the normal risks associated with financial markets.

The following presents investments that represent 5 percent or more of the Plan's net assets.

	December 31,
	2000	1999
T. Rowe Price Associates, Inc. Mutual Funds
Stable Value Common Trust Fund	$ 63,968,957	$ 67,212,546
New Horizons Fund	47,799,642	43,984,391
Equity Index Fund	43,377,726	48,678,760
Balanced Fund	23,327,605	23,994,696
Mid Cap Growth Fund	14,846,762	9,730,829

NOTE 7 - TRANSFER FROM OTHER PLAN

During 1999, the Standard Register Company, the Plan's sponsor, acquired an operating facility from DuPont Company. Employees from this facility became employees of the Standard Register Company and their Dupont qualified plan balances, totaling $863,853, were transferred into the Standard Register Employee Savings Plan.

INDEPENDENT AUDITORS' REPORT

ON SUPPLEMENTAL INFORMATION

The Standard Register Employee Savings Plan

Dayton, Ohio

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 8, 2001

Dayton, Ohio

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

EMPLOYER IDENTIFICATION NUMBER 31-0455440

PLAN NUMBER 015

SCHEDULE H, PART IV, 4i

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2000

	Identity of Issue and		Fair
(a)	Description of Investment	Cost	Value

	T. ROWE PRICE ASSOCIATES, INC. MUTUAL FUNDS

*	Stable Value Common Trust Fund	63,968,957	63,968,957

*	New Horizons Fund	54,976,254	47,799,642

*	Equity Index Fund	47,995,448	43,377,726

*	Balanced Fund	23,924,725	23,327,605

*	International Stock Fund	9,194,875	7,275,512

*	Spectrum Income Fund	1,402,371	1,417,948

*	Mid Cap Growth Fund	15,203,852	14,846,762

*	Small Cap Value Fund	1,714,419	1,706,987

*	Equity Income Fund	690,149	703,264

	Total T. Rowe Price mutual funds	219,071,050	204,424,403

	COMMON STOCK

*	Standard Register Company, 84,311.346 shares	1,289,966	1,201,437

	PARTICIPANT LOANS (interest rates from 7.0% to 9.5%)	4,581,016	4,581,016

	Total Investments	224,942,032 ==========	210,206,856 ==========

	An (*) in column (a) identifies a person to be a party-in-interest to the plan.

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

EMPLOYER IDENTIFICATION NUMBER 31-0455440

PLAN NUMBER 015

SCHEDULE H, PART IV, 4i

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 1999

	Identity of Issue and		Fair
(a)	Description of Investment	Cost	Value

	T. ROWE PRICE ASSOCIATES, INC. MUTUAL FUNDS

*	Stable Value Common Trust Fund	67,212,546	67,212,546

*	New Horizons Fund	37,694,680	43,984,391

*	Equity Index Fund	41,954,564	48,678,760

*	Balanced Fund	22,777,058	23,994,696

*	International Stock Fund	6,230,791	7,693,313

*	Spectrum Income Fund	1,229,467	1,167,672

*	Mid Cap Growth Fund	8,563,353	9,730,829

	Total T. Rowe Price mutual funds	185,662,459	202,462,207

	COMMON STOCK

*	Standard Register Company, 29,923.936 shares	805,919	579,776

	PARTICIPANT LOANS (interest rates from 7.0% to 9.5%)	4,416,930	4,416,930

	Total Investments	190,885,308	207,458,913

	An (*) in column (a) identifies a person to be a party-in-interest to the plan.

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

EMPLOYER IDENTIFICATION NUMBER 31-0455440

PLAN NUMBER 015

SCHEDULE H, PART IV, 4j

SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2000

					Fair
					Value of
Identity				Cost of	Asset on	Net
of Party		Purchase	Selling	Asset	Transaction	Realized
Involved	Description of Asset	Price	Price	Sold	Date	Gain

Category (iii) - Series of Transactions in Excess of 5 Percent of Plan Assets

T. Rowe Price	Stable Value Common
	Trust Fund	10,318,566	13,576,523	13,576,523	23,895,089	-

T. Rowe Price	New Horizons Fund	15,806,320	5,227,956	4,485,028	21,034,276	742,928

T. Rowe Price	Equity Index Fund	8,411,930	8,759,463	6,694,725	17,171,393	2,064,738

There were no reportable category (i), (ii), or (iv) transactions for the year ended December 31, 2000.

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

EMPLOYER IDENTIFICATION NUMBER 31-0455440

PLAN NUMBER 015

SCHEDULE H, PART IV, 4j

SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 1999

					Fair
					Value of
Identity				Cost of	Asset on	Net
of Party		Purchase	Selling	Asset	Transaction	Realized
Involved	Description of Asset	Price	Price	Sold	Date	Gain

Category (iii) - Series of Transactions in Excess of 5 Percent of Plan Assets

T. Rowe Price	Stable Value Common
	Trust Fund	7,372,456	12,275,655	12,275,655	19,648,111	-

T. Rowe Price	International Stock Fund	4,209,515	4,012,992	3,953,632	8,222,507	59,360

T. Rowe Price	Equity Index Fund	4,902,085	10,835,188	9,189,313	15,737,273	1,645,875

T. Rowe Price	Mid Cap Growth Fund	2,224,733	2,212,434	1,995,021	4,437,167	217,413

T. Rowe Price	Balanced Fund	1,483,726	3,978,464	3,525,325	5,462,190	453,139

There were no reportable category (i), (ii), or (iv) transactions for the year ended December 31, 1999.

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-51181) pertaining to The Standard Register Employee Savings Plan of our report dated June 8, 2001 with respect to the financial statements and schedules of The Standard Register Employee Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.

Dayton, Ohio

June 8, 2001